SILVERMEX RESOURCES INC.
420 – 609 Granville Street
Vancouver, British Columbia
V7Y 1G5

NEWS RELEASE

     SILVERMEX AND GENCO ANNOUNCE
CLOSING OF BUSINESS COMBINATION TRANSACTION

November 16, 2010

Vancouver, British Columbia: Silvermex Resources Ltd. (“Silvermex”) (TSX-V: SMR) and Genco Resources Ltd. (“Genco”) (TSX: GGC) are pleased to announce the closing of the combination of their respective businesses, which was effected by way of a plan of arrangement (the “Arrangement”) in accordance with the Business Corporations Act (British Columbia). The Arrangement and related transactions completed before market open on Tuesday, November 16, 2010.

Further to the closing of the transaction, Genco changed its name to “Silvermex Resources Inc.” (“New Silvermex”) and Silvermex, which is now wholly owned subsidiary of New Silvermex, changed its name to “Silver One Mining Corporation”. At the opening of trading on the TSX on Tuesday, November 16, 2010, the common shares of New Silvermex will begin trading under the new name, new stock symbol and new CUSIP number as follows:

New Name:	Silvermex Resources Inc.
New Stock Symbol:	SLX
New CUSIP:	828426 10 6

The common shares of Silvermex were delisted from the TSX Venture Exchange effective at the close of markets on Monday, November 15, 2010 and were exchanged into common shares of New Silvermex.

The management team and board of directors of New Silvermex following the completion of the Arrangement are as follows:

  Arthur Brown, P.Eng, Director - Mr. Brown is the past Chairman and CEO of Hecla Mining Company (NYSE: HL) (“Hecla”), headquartered in Coeur d'Alene, Idaho. During Mr. Brown’s 40 year tenure at Hecla he held many executive positions with the company. He became President in 1986 and was named Chairman and Chief Executive Officer in 1987. Mr. Brown played a vital role in the evolution of Hecla into one of the world’s largest and most successful mining companies. Mr. Brown retired from Hecla in 2006 and joined Silvermex as Chairman in 2009.

  Michael H. Callahan, President and Director - Mr. Callahan was with Hecla from 1989 to 2009. During this 20 year period he held a variety of positions including: Director, President of Minera Hecla Venezolana, a subsidiary of Hecla Mining Co. and Vice President of Corporate Development. Mr. Callahan played a key role in the acquisition, development and production growth of some of Hecla’s most successful mines.

  Duane A. Nelson, CEO and Director - Mr. Nelson has been a director and officer of Silvermex since February 2006. He has over 25 years of private and public sector experience with a focus on early-stage projects.

  James R. Anderson, BSB, LLC, Director - Mr. Anderson is the current CEO and largest shareholder of Genco. He is a successful businessman with wide-ranging interests in oil & gas production, as well as real estate development and rentals. He is the founder, sole shareholder and President of Tennessee Eastern Gas & Oil Co. Mr. Anderson holds a Bachelor of Science in Business degree and a Juris Doctor degree in Law from the University of Minnesota.

  Joseph J. Ovsenek, P.Eng, L.L.B, Director - Mr. Ovsenek is the Senior Vice President of Silver Standard Resources Inc. (NASDAQ:SSRI) (“Silver Standard”) Mr. Ovsenek holds a Bachelor of Law degree from the University of Toronto. He is a registered professional engineer, and holds a Bachelor of Applied Science degree from the University of British Columbia. Mr. Ovsenek played a key role in building Silver Standard into one of the largest primary silver companies in the world.

  Kenneth C. McNaughton, M.A.Sc., P.Eng, Director - Mr. McNaughton is the Senior Vice President, Exploration for Silver Standard since 1991. Mr. McNaughton holds a Bachelor of Applied Science degree and a Master of Applied Science degree in geological engineering from the University of Windsor. He has been with Silver Standard since 1991 and played a vital role in the development of Silver Standard’s extensive resource base, creating the largest in-ground silver resource of any publicly-traded primary silver company.

  Robert J. Fraser, M.Sc., P.Geo, Vice President, Exploration - Mr. Fraser is the past Exploration Manager for Hecla in Canada and Venezuela. He graduated with a Hon’s B.Sc. in Geology and a M.Sc. in Mineral Exploration from Queen’s University at Kingston and has over 35 years experience. Prior to his senior position with Hecla Mr. Fraser was with Noranda for over 25 years.

  Hallein Darby, CA, CFO and Corporate Secretary - Ms. Darby has been Silvermex’s Senior VP Finance since November 2008 initially as Senior VP Finance and is currently CFO. She was previously the Senior VP Finance for Timmins Gold Corp. Ms. Darby served as a Senior Securities Analyst with the British Columbia Securities Commission from 1996 to 2006.

Further details regarding the business combination and the Arrangement are set out in Silvermex’s Notice of Annual and Special Meeting and Management Information Circular dated October 6, 2010 and Genco’s Notice of Special Meeting and Management Information Circular dated October 8, 2010, which are available at www.sedar.com.

About New Silvermex

New Silvermex is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. New Silvermex is evaluating options for the expansion of existing mining operations at La Guitarra Mine and advancing the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico. The Rosario/San Marcial mining concession consists of two past producing mines and numerous known high-grade deposits. The project has significant resources and historic reserves with extensive production related infrastructure in place. New Silvermex is led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector.

For further information, contact:

Duane Nelson
Director, Chief Executive Officer
Silvermex Resources Inc.
Vancouver, BC, Canada
Tel: 604-512-8118
duane@silvermexresources.com

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

Except for the statements of historical fact contained herein, the information presented in this News Release constitutes “forward-looking statements” or “forward-looking information” within the meaning of Canadian securities legislation (together referred to as “forward-looking statements”). The forward-looking statements are subject to risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements, including any delays in the receipt of consents or approvals. Although Silvermex, Genco and New Silvermex have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this News Release and in any document referred to in this News Release.

Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and neither Silvermex, Genco nor New Silvermex undertakes any obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law.